UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

This Form 6-K for Petrobras Argentina S.A. contains:

- English translation of the letter sent to the Comisión Nacional de Valores (the Argentine Securities Commission) dated August 5, 2016, relating Assignment of interest in Río Neuquén, Colpa and Caranda and Aguada de la Arena areas.

PETROBRAS ARGENTINA S.A.

Buenos Aires, August 5, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Re.: Assignment of interest in Río Neuquén, Colpa and Caranda and Aguada de la Arena areas.

Dear Sirs:

In my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”), this is to inform Comisión Nacional de Valores (Argentine Securities Commission) and Mercado de Valores de Buenos Aires (Buenos Aires Stock Market) that the Company’s Board of Directors approved the transactions detailed below:

1. Assignment to an affiliate of Petróleo Brasileiro S.A. (“Petrobras Brasil”) of 33.6% of the Company’s interest in Río Neuquén area for an amount of seventy two million United States dollars (US$72,000,000) and 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina Bolivia Branch and Yacimientos Petrolíferos Fiscales Bolivianos related to Colpa and Caranda areas in Bolivia, for a negative amount of twenty million United States dollars  (-US$20,000,000), accounting for a net amount payable by Petrobras Brasil of fifty two million United States dollars (US$52,000,000); and

2. Assignment to YPF S.A. of 33.33% of the Company’s interest in Río Neuquén area for an amount of seventy two million United States dollars (US$72,000,000) and 100% of the Company’s interest in Aguada de la Arena area, representing 80% of the total interest in such area, for an amount of sixty eight million United States dollars (US$68,000,000).

The Board’s decision was supported by the valuation reports provided by Gaffney, Cline & Associates and J@R Consultoras (Rosbaco) and the previous favourable report issued by the Company’s Audit Committee on the fairness of the prices indicated in 1. above. It is made clear that the report issued by the Company’s Audit Committee under Section 73 of the Capital Market Law is available to shareholders both at the Company’s offices and on the CNV Web page.

Sincerely,

Gabriel Scagnetti

Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 5, 2016

By: /s/ Ricardo Alejandro Torres

________________________________

Ricardo Alejandro Torres

Title:   Co-Chief Executive Officer